STATEMENT OF BENEFICIAL OWNERSHIP


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                         THE NEW WORLD POWER CORPORATION
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    649290301
                                 (CUSIP number)

                                  JOHN D. KUHNS
                               558 Lime Rock Road
                          Lime Rock, Connecticut 06039
                                 (860) 435-7000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               January 12, 2000 **
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   This filing is a voluntary disclosure.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                                   JOHN D. KUHNS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       (entities only)

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS* NOT APPLICABLE

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [X]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            411,633
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             382,264
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       411,633
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.34%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------------------                                            -----------------
CUSIP No. 649290301                     13D                    Page 2 of 5 Pages
-------------------                                            -----------------

     This Amendment No. 12 to Schedule 13D (the "Amendment") amends the Schedule 13D filed with respect to an event on November 26, 1996; as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on
September 1, 1990; ("Amendment No. 2") filed with respect to an event on February 15, 1992; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on July 7, 1992; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on September 10, 1992; and Amendment No. 5 ("Amendment No. 5") filed with respect to an event on May 28, 1993; Amendment No. 6 ("Amendment No. 6") filed with respect to an event on November 15, 1995; and Amendment No. 7 ("Amendment No. 7") filed with respect to an event on March 13,1996 (collectively, the ("Statement"; Amendment No. 9 ("Amendment No. 9") filed with respect to an event on June 19, 1999. Amendment No. 10 ("Amendment No. 10") filed with respect to an event on November 4, 1999; Amendment No. 11 ("Amendment No. 11")filed with respect to an event on December 15, 1999. Pursuant to Rule 101 of Regulation S-T, this Amendment No. 12 amends and restates the Statement to read in its entirety as follows:

Item 1. Security And Issuer.

     This statement relates to the shares ("Shares") of common stock, $.01 par value ("Common Stock"), of The New World Power Corporation("Issuer"). The principal executive offices of the Issuer are located at 637 Roslyn Avenue, Westmont, Quebec, Canada H5Y 2V1. Such shares take into account the Issuer's one-for-five reverse stock split which went into effect on November 4, 1996.

Item 2. Identity And Background

     (a) Name: John D. Kuhns (the "Reporting Person").

     (b) The principal business address of the Reporting Person is 558 Lime Rock Road, Lime Rock, Connecticut 06039.

     (c) The present principal occupation of the Reporting Person is President of Kuhns Brothers, located at 558 Lime Rock Road, Lime Rock, Connecticut 06039, the principal business of which is investment services.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on June 6, 1995, the SEC issued an order against him to cease and desist from omitting or causing any violation of Section 13(d) or 16(a) of the Exchange Act, and Rules 13d-1, 13d-2,16a-2 and 16a-3 thereunder. Mr. Kuhns consented to the entry of the order without admitting or denying the allegations therein.


-------------------                                            -----------------
CUSIP No. 649290301                     13D                    Page 3 of 5 Pages
-------------------                                            -----------------

     (f) The Reporting Person is a citizen of the United States of America.

     (a) 165,133 shares of common stock, of which Mr. Kuhns has sole dispositive power over 135,764 shares, are owned or controlled by the Reporting Person and were initially acquired at a price of $.239 per share. The funds for the purchase of these shares of common stock were acquired from the Reporting Person's personal funds.

     (b) The funds for the purchase of 95,000 shares of common stock purchased after November 1, 1999 and before November 4, 1999 were purchased at an average price of $0.529 with funds from the Strategic Electric Power Fund, LLC, of which Mr. Kuhns is the manager of the Member Manager. After November 4, 1999 an incremental 54,000 shares of common stock were purchased on behalf of the Strategic Electric Power Fund by Mr. Kuhns at an average price of $0.575. Between December 12, 1999 and December 31, an incremental 97,500 shares of common stock were purchased on behalf of the Strategic Electric Power Fund by Mr. Kuhns at an average price of $ 0.576 per share.

Item 4. Purpose of Transaction.

     Mr. Kuhns previously made a proposal to the Issuer to acquire 100% of its Common Stock for $1.00 per share in cash, and also requested of the Issuer's Corporate Secretary that a Special Meeting of the Stockholders be convened, and that at the next regularly scheduled Annual Meeting of Shareholders, a Shareholder Proposal be placed on the agenda requiring an affirmative vote of a majority of the Issuer's common stockholders prior to the issuance of any new securities by the Issuer.

     Mr. Kuhn's proposals were turned down by the Issuer.

     As Manager of New Power Associates, LLC, the Member-Manager of the Strategic Electric Power Fund, LLC, a private investment fund, Mr. Kuhns has directed the purchase of a total of 246,500 shares of Common Stock.

     Although Mr. Kuhns has not made any additional proposals to the Issuer, he is considering plans and proposals which relate to or would result in one or more of the following (although he reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, either by Mr. Kuhns or investment funds that he controls: (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;
(v) a material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


-------------------                                            -----------------
CUSIP No. 649290301                     13D                    Page 4 of 5 Pages
-------------------                                            -----------------

Item 5. Interest In Securities Of The Issuer.


     Mr. Kuhns is the beneficial owner of 165,133 shares of the Issuer's Common Stock (representing 4.34% of the issued and outstanding Common Stock), including 29,369 shares owned by third parties for which he holds voting power pursuant to irrevocable proxies and certain rights of first refusal, purchase options and come-along-rights. Of these 165,133 shares, Mr. Kuhns has the sole voting and dispositive power over 135,764 shares and sole voting power, but no dispositive power, over an additional 29,369 shares.

     During the last 60 days Mr. Kuhns has not personally acquired or disposed of any shares.

     Mr. Kuhns is the Manager of New Power Associates, LLC, the Member-Manager of the Strategic Electric Power Fund, LLC, a private investment fund organized on behalf of its members to make investments in the electric power sector. As such, Mr. Kuhns may be considered to have a controlling interest in the affairs of New Power Associates, LLC and the Strategic Electric Power Fund, LLC. Mr. Kuhns has previously directed the Strategic Electric Power Fund to purchase 149,000 shares of the Issuer's Common Stock.

     Mr. Kuhns has directed the Strategic Electric Power Fund to make the following incremental purchases of the Issuer's Common Stock:


--------------------------------------------------------------------------------
Trade Date    Settlement Date      Number of Shares        Price per Share
--------------------------------------------------------------------------------
12/21/99         12/27/99                2,500                  $.56
--------------------------------------------------------------------------------
12/28/99         12/31/99                3,200                  $.56
--------------------------------------------------------------------------------
12/29/99         1/3/00                  6,800                  $.56
--------------------------------------------------------------------------------
12/30/99         1/4/00                  40,000                 $.59125
--------------------------------------------------------------------------------
12/31/99         1/4/00                  25,000                 $.60
--------------------------------------------------------------------------------
12/31/99         1/4/00                  20,000                 $.59
--------------------------------------------------------------------------------
                                 TOTAL:  97,500       AVERAGE: $ .576
--------------------------------------------------------------------------------

     Mr. Kuhns is not the beneficial owner of the abovementioned 246,500 shares of the Issuer's Common Stock which are owned by the Strategic Electric Power Fund. However, Mr. Kuhns has sole voting and dispositive power over these shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.

     There is no contract between Mr. Kuhns or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

     Because of the relationship between Mr. Kuhns and the Strategic Electric Power Fund, LLC, shares owned by Mr. Kuhns and the Strategic Electric Power Fund may be deemed to be under the control of Mr. Kuhns.

Item 7. Exhibits.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 12, 2000

                                                   By:   /s/ John D. Kuhns
                                                  ------------------------
                                                         John D. Kuhns


-------------------                                            -----------------
CUSIP No. 649290301                     13D                    Page 5 of 5 Pages
-------------------                                            -----------------